UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)**: March 2, 2010**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 7.01	Regulation FD Disclosure

On March 1, 2010, Morris Publishing Group, LLC and its subsidiaries ("Morris Publishing"), as Debtors, completed the necessary steps (as described below) to consummate the Debtors' Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (the "Plan") which was confirmed by the United States Bankruptcy Court for the Southern District of Georgia, Augusta Division on February 17, 2009.

Pursuant to the Plan, the claims of the holders of Morris Publishing's 7% Senior Subordinated Notes Due 2013, in an aggregate principal amount of approximately $278.5 million plus accrued and unpaid interest, (the "Original Notes") were cancelled in exchange for the issuance of $100 million in aggregate principal amount of new secured notes due in 2014.

Concurrent with the cancellation of the Original Notes, the Morris family, through its affliated entities, made a capital contribution to Morris Publishing of approximately $85 million and repaid approximately $25 million of intercompany indebtedness to Morris Publishing, resulting in the cancellation of approximately $110 million in aggregate principal amount of the Tranche C senior secured debt outstanding under the Amended and Restated Credit Agreement, dated as of October 15, 2009 (the "Credit Agreement"). All paid-in-kind ("PIK") interest accrued on the Tranche C debt was cancelled.

In addition, Morris Publishing repaid from cash on hand the entire $19.7 million principal amount of Tranche A senior secured debt plus accrued interest.

On March 2, 2010, Morris Publishing issued a press release relating to the foregoing, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description
99.1	Press release, dated March 2, 2010, announcing Morris Publishing Group, LLC's emergence from Bankruptcy.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **March 2, 2010**	**MORRIS PUBLISHING GROUP, LLC**
	By: /s/ Steve K. Stone
	Steve K. Stone
	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated March 2, 2010, announcing Morris Publishing Group, LLC's emergence from Bankruptcy.



Morris Publishing Group, LLC
P.O. BOX 936 • AUGUSTA, GA 30903-0936
www.morris.com

MORRIS PUBLISHING EMERGES FROM BANKRUPTCY

Augusta, Georgia–March 2, 2010–Morris Publishing Group, LLC today announced that it has completed the necessary steps to consummate its prepackaged plan of reorganization, thereby officially marking the Company's emergence from bankruptcy.

William S. Morris III, chairman of Morris Publishing said, "Yesterday, we completed our formal debt restructuring, with Morris Publishing emerging with a significantly de-leveraged balance sheet. I am grateful for the support of all of our lenders, bondholders and professionals who have worked cooperatively, constructively and tirelessly to arrive at this mutual resolution.

"In addition, I want to thank all of our employees, suppliers, advertisers and readers for their patience and dedication during the restructuring process. We can now focus without distraction on our ongoing efforts to improve all facets of our core newspaper business."

Consistent with the plan confirmed by the U.S. Bankruptcy Court on February 17, 2010, approximately $278.5 million principal amount of senior subordinated notes plus accrued and unpaid interest has been cancelled in exchange for $100 million of new secured notes due in 2014.

Concurrent with the exchange of bondholder debt, the Morris family, through its affiliated entities, made a capital contribution to Morris Publishing of approximately $85 million and repaid approximately $25 million in intercompany debt due Morris Publishing. In addition, Morris Publishing repaid from cash on hand the entire $19.7 million principal amount of Tranche A senior secured debt plus accrued interest.

About Morris Publishing

Morris Publishing Group, LLC is a privately held media company based in Augusta, Ga. Morris Publishing currently owns and operates 13 daily newspapers as well as nondaily newspapers, city magazines and free community publications in the Southeast, Midwest, Southwest and Alaska.

The Company has a concentrated presence in the Southeast, with four signature holdings: The Florida Times-Union (Jacksonville), The Augusta Chronicle, the Savannah (Ga.) Morning News and the Athens (Ga.) Banner-Herald.

Morris Publishing Group's other nine daily newspapers are: Amarillo (Texas) Globe-News; Bluffton (S.C.) Today; Brainerd (Minn.) Dispatch; Juneau (Alaska) Empire; Log Cabin Democrat, Conway, Ark.; Lubbock (Texas) Avalanche-Journal; Peninsula Clarion, Kenai, Alaska; The St. Augustine (Fla.) Record; The Topeka (Kan.) Capital-Journal.

For more information, visit our Web sites, www.morris.com and www.morrisrestructures.com.

Contact:
Craig Mitchell
  Senior Vice President of Finance
  Morris Communications Company, LLC
  706-823-3236

Forward-Looking Statement
This press release contains forward-looking statements within the meaning of applicable federal securities laws that are based upon our current expectations and assumptions concerning future events, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. The words "expect," "anticipate," "estimate," "forecast," "initiative," "objective," "plan," "goal," "project," "outlook," "priorities," "target," "intend," "evaluate," "pursue," "commence," "seek," "may," "would," "could," "should," "believe," "potential," "continue," or the negative of any of those words or similar expressions is intended to identify forward-looking statements. All statements contained in this press release, other than statements of historical fact, including without limitation, statements about our plans, strategies, prospects and expectations regarding future events and our financial performance, are forward-looking statements that involve certain risks and uncertainties. While these statements represent our current judgment on what the future may hold, and while we believe these judgments are reasonable, these statements are not guarantees of any events or financial results, and our actual results may differ materially. Accordingly, you should not place undue reliance on the forward-looking statements contained in this press release. These forward-looking statements speak only as of the date on which the statements were made. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except where expressly required by law.